Mr. W. John Cash
Securities and Exchange Commission
January 28, 2014

February 11, 2014

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-4631

Re:	Texas Industries, Inc. Form 10-K for Fiscal Year Ended May 31, 2013 Filed July 22, 2013 Form 10-Q for Fiscal Quarter Ended November 30, 2013 Filed January 9, 2014 File No. 1-4887

Dear Mr. Cash:

We have the following responses to the SEC staff’s comments contained in the letter dated January 28, 2014.

Consolidated Financial Statements

Note 12 – Condensed Consolidating Financial Information, page 21

We note the parent company recorded $64,720,000 of cash provided by operating activities in the condensed consolidating statement of cash flows for the six months ended November 30, 2013. Please explain to us what this amount represents and how you determined your current presentation complies with ASC 230.

In responding to the Staff’s inquiry, the Company determined that certain formulaic errors were made in compiling the condensed consolidating statement of cash flows for the six months ended November 30, 2013.  These errors only exist in the period reporting on the six months ended November 30, 2013.  As a result, the parent company erroneously recorded $64,720,000 of cash provided by operating activities in the condensed consolidating statement of cash flows for the six months ended November 30, 2013.   The correct amount for the parent company should be $37,180,000 of cash used by operating activities predominantly for the payment of interest.

Additionally, the Company has also determined the following related errors appear in the condensed consolidating statement of cash flows for the six months ended November 30, 2013:

 Mr. W. John Cash
Securities and Exchange Commission
January 28, 2014

•
The parent company recorded in error $50,950,000 of cash used by net intercompany financing activities.  The correct amount for the parent company should be $50,950,000 of cash provided by net intercompany financing activities.  This correction will result in changing net cash used by financing activities of $49,500,000 to net cash provided by financing activities of $52,400,000.

•
The guarantor subsidiaries recorded in error $31,515,000 of cash used by operating activities.   The correct amount for the guarantor subsidiaries should be $70,385,000 of cash provided by operating activities.

•
The guarantor subsidiaries erroneously recorded $50,950,000 of cash provided by net intercompany financing activities.  The correct amount for the guarantor subsidiaries should be $50,950,000 of cash used by net intercompany financing activities.   This correction will result in changing net cash provided by financing activities of $50,040,000 to net cash used by financing activities of $51,860,000.

•
The Company has provided below a copy of the corrected condensed consolidating statement of cash flows for the six months ended November 30, 2013, and a copy as originally filed of the condensed consolidating statement of cash flows for the six months ended November 30, 2013.  The amounts discussed above are presented with bold font in the statements.

The Company follows the principles provided by ASC 230 in the presentation of its condensed consolidating statement of cash flows, and after the corrections, Management believes the presentation within each column complies with ASC 230.  The Company does not believe that these errors are material to the financial statements taken as a whole and accordingly, the Company will make the revisions in the condensed consolidating statement of cash flows prospectively.    Management will ensure that the error is corrected in the February 28, 2014 Form 10-Q and should Martin Marietta’s acquisition of the Company not be consummated, the Company would ensure that the November 30, 2013 consolidating statement of cash flows included in the November 30, 2014 Form 10-Q would be corrected and noted as such.

 Mr. W. John Cash
Securities and Exchange Commission
January 28, 2014

AS CORRECTED
thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating statement of cash flows for the six months ended November 30, 2013 (unaudited)
Net cash provided (used) by operating activities	$(37,180)	$70,385	$—	$33,205
Investing activities
Capital expenditures – expansions	—	(7,125)	—	(7,125)
Capital expenditures – other	—	(17,295)	—	(17,295)
Proceeds from asset disposals	—	7,682	—	7,682
Proceeds from insurance contracts, net of premiums paid	4,059	—	—	4,059
Net cash provided (used) by investing activities	4,059	(16,738)	—	(12,679)
Financing activities
Debt payments	—	(910)	—	(910)
Stock option exercises	1,450	—	—	1,450
Net intercompany financing activities	50,950	(50,950)	—	—
Net cash provided (used) by financing activities	52,400	(51,860)	—	540
Increase in cash and cash equivalents	19,279	1,787	—	21,066
Cash and cash equivalents at beginning of period	58,791	2,505	—	61,296
Cash and cash equivalents at end of period	$78,070	$4,292	$—	$82,362

AS ORGINIALLY FILED
In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Condensed consolidating statement of cash flows for the six months ended November 30, 2013 (unaudited)
Net cash provided (used) by operating activities	$64,720	$(31,515)	$—	$33,205
Investing activities
Capital expenditures – expansions	—	(7,125)	—	(7,125)
Capital expenditures – other	—	(17,295)	—	(17,295)
Proceeds from asset disposals	—	7,682	—	7,682
Proceeds from insurance contracts, net of premiums paid	4,059	—	—	4,059
Net cash provided (used) by investing activities	4,059	(16,738)	—	(12,679)
Financing activities
Debt payments	—	(910)	—	(910)
Stock option exercises	1,450	—	—	1,450
Net intercompany financing activities	(50,950)	50,950	—	—
Net cash provided (used) by financing activities	(49,500)	50,040	—	540
Increase in cash and cash equivalents	19,279	1,787	—	21,066
Cash and cash equivalents at beginning of period	58,791	2,505	—	61,296
Cash and cash equivalents at end of period	$78,070	$4,292	$—	$82,362

Mr. W. John Cash
Securities and Exchange Commission
January 28, 2014

I hope this adequately responds to the matters you inquired about.  If you have further questions or comments, please contact me by telephone at (972) 647-6730 or by email at kallen@txi.com.

Sincerely,

/s/ Kenneth R. Allen
Vice President-Chief Financial Officer